

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2016

By E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Support.com, Inc.**
> **Preliminary Proxy Statement**
> **Filed on April 27, 2016**
> **Filed by VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX**
> **Capital Advisors, LLC, BLR Partners LP, BLRPart, LP, BLRGP Inc.,**
> **Fondren Management, LP, FMLP Inc., Eric Singer, Bradley L. Radoff,**
> **Joshua E. Schechter, Richard Bloom, and Brian J. Kelley**
> **File No. 001-37594**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. We note your disclosure that you believe significant changes to the board are necessary to ensure that the company "is being run in a manner consistent with your best interests." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above and the assertions included below.

In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- Your disclosure that any attempt to increase or decrease the size of the board "would constitute an improper manipulation of the Company's corporate machinery."
- Your disclosure that your goal is "**to maximize value for <u>ALL</u> stockholders**."
- Your disclosure that the board has "an apparent disregard for stockholders' input." (page 9)

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- That the company has a history of "perennial underperformance," "poor financial and stock price performance, failed execution and poor corporate governance…"
- That the advance notice provisions for director nominations are "onerous" (page 6).
- That the board has presided over a company "with … an inability to set forth a business plan, deteriorating fundamentals and a significantly negative enterprise value." (page 7)
- That you believe the company's operating losses "will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added to the Board." (page 8)
- That the company has a "flawed business strategy" (page 9)

3. Please revise the third paragraph to **highlight** the fourth and fifth sentences to ensure that security holders are aware that they will be disenfranchised with respect to one seat if they return your proxy card.

<u>Reasons for the Solicitation, page 9</u>

4. Refer to the sentence after the table on page 9. Revise your disclosure here and throughout the proxy statement to clarify references to the incumbent board to make clear that three of the current board members have served on the board for a very short period of time.

5. We note your disclosure that you believe the board's approach to your involvement "violates stockholders' rights." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion, including a detailed analysis of the specific security holders' rights that you believe have been violated. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

6.   We note your disclosure referring to the shares and percentage of shares held by the current members of the board in the fourth paragraph on page 10. Revise your disclosure in the following paragraph to state the percentage of shares owned by each of your nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions